TAL Education Group

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

September 15, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Tyler Howes

Ms. Jennifer Thompson

Re:	TAL Education Group Form 20-F for the Fiscal Year Ended February 28, 2023 File No. 001-34900

Dear Mr. Howes and Ms. Thompson:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission dated September 7, 2023 (the “September 7 Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended February 28, 2023 (the “2023 Form 20-F”) of TAL Education Group (the “Company”).

We set forth below our responses to the comments contained in the September 7 Comment Letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2023 Form 20-F.

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Form 20-F for the Fiscal Year Ended February 28, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

1.	We note your statement that you reviewed your register of members and Schedules 13G in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that, in connection with the required submission under Item 16I(a), the Company inquired all of its directors and officers to confirm that none of such directors or officers are representatives of any government entity in the PRC and that there are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between any such directors or officers, on the one hand, and any person, on the other hand, that could result in any government entity in the PRC being deemed to control the Company. In addition, based on the Company’s examination of its register of members and Schedules 13G filed by its shareholders and amendments thereto, the Company believes that the only shareholder that holds 10% or more of the total outstanding common shares of the Company as of the date of the 2023 Form 20-F is Bright Unison Limited, a British Virgin Islands company of which the Chairman of the Board of Directors and Chief Executive Officer of the Company is the sole director. The Company confirmed with him that Bright Unison Limited is not owned or controlled by any government entity in the PRC.

In connection with the required disclosures under Item 16I(b)(2) and (3), the Company respectfully advises the Staff that:

(1) As to the Company itself, the Company reviewed its register of members and Schedules 13G filed by its shareholders and amendments thereto to confirm that, to the best of its knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and no governmental entity in the PRC has a controlling financial interest with respect to the Company.

(2) As to the consolidated foreign operating entities, the Company reviewed the shareholding and contractual arrangements of each of such consolidated foreign operating entities to confirm that no governmental entity in the relevant foreign jurisdictions owns any shares of any of the consolidated foreign operating entities, and no governmental entity in the PRC has a controlling financial interest with respect to any of the consolidated foreign operating entities.

The Company believes that the measures it took in order to make the required submission under Item 16I(a) and the required disclosures under Item 16I(b)(2) and (3) are reasonable and appropriate. The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with such required submission and disclosures.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that the Company examined its internal records and also inquired all of its directors and all of the directors of its consolidated foreign operating entities to confirm that none of such directors are officials of the Chinese Communist Party. The Company believes that the measures it took in order to make the required disclosures under Item 16I(b)(4) are reasonable and appropriate. The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with such required disclosures.

3.	Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

The Company respectfully advises the Staff all of the Company’s consolidated foreign operating entities that use variable interest entities or similar structures are incorporated or otherwise organized in the PRC. The Company confirms that, to the best of its knowledge, no governmental entities in the PRC owns any shares in the Company or any of its consolidated foreign operating entities, and has so disclosed in the 2023 Form 20-F.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to the best of our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the disclosure pursuant to Item 16I(b)(5), the Company supplementally confirms without qualification that the articles of the Company and its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

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The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (mobile) or ygao@stblaw.com.

Sincerely,

TAL Education Group

/s/ Alex Zhuangzhuang Peng
Alex Zhuangzhuang Peng
President and Chief Financial Officer

cc:	Yi Gao

Simpson Thacher & Bartlett

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